FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Summary in English of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated April 27, 2009.

Item 1

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, April 27, 2009

Mr. Chairman of the
Comisión Nacional de Valores
Dr. Eduardo Hecker

RE.: Ordinary and Extraordinary Telecom Argentina Shareholders meeting to   be held on April 28, 2009. Notice of suspension.

Dear Sir,

            In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A (“Telecom Argentina”), I hereby inform you that we have been notified on April 24, 2009 of a Resolution of the Court of Appeals in Commercial Matters N°2 in the file Nº 3826/2009: recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado”, whereby we are informed that such Court resolved to provisionally suspend the Ordinary and Extraordinary Telecom Argentina Shareholders meeting to be held on April 28, 2009.

           Yours sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Enrique Garrido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 27, 2009	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman of the Board of Directors